

June 23, 2022

Orestes Fintiklis
Chief Executive Officer
ITHAX Acquisition Corp.
555 Madison Avenue
Suite 11A
New York, NY 10022

      **Re:  ITHAX Acquisition Corp.**
          **Amendment No. 5 to Registration Statement on Form S-4**
          **Filed June 21, 2022**
          **File No. 333-263727**

Dear Mr. Fintiklis:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 17, 2022 letter.

Amendment No. 5 to Registration Statement on Form S-4

General

1.    We note your response to prior comment 9. It appears that the investments of the Sponsor and the foreign persons controlling certain PIPE investors are non-controlling investments that could be considered covered investments or minority interests that could result in a covered control transaction, both of which CFIUS has the authority to review. In this regard, we note that Orestes Fintiklis controls Ithaca Capital, one of the managing members of Sponsor, and will serve as a director of New Mondee, and that the other managing member is GMDA, an entity organized under the laws of Cyprus. Revise to include new Risk Factors disclosure to address how the Sponsor's status as a foreign

person and other non-U.S. ties including among PIPE investors could impact your ability to complete your initial business combination based on CFIUS and review by other U.S. government entities.

2.    Further, disclose in an appropriate risk factor that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate.  Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

    You may contact Jenifer Gallagher, Staff Accountant, at 202-551-3706 or Karl Hiller, Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters.  Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Tim Levenberg, Special Counsel, at 202-551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc:    Lynwood E. Reinhardt, Esq.